EXHIBIT 21.1

China Armco Metals, Inc.
Subsidiaries of the Company

Name	Country of Incorporation	Dated Created
Armco & Metawise (HK), Ltd.	Hong Kong	July 13, 2001
Henan Armco & Metawise Trading Co., Ltd.	China	June 6, 2002
Armet (Lianyungang) Renewable Resources Co., Ltd.	China	January 9, 2007